UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

Syntel, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

87162H103

(CUSIP Number)

R. S. Ramdas

1001 Brickell Bay Drive, Suite 3102/8

Miami, FL 33131

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 17, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 87162H103

1.	Name of reporting persons Bharat Desai
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States of America
	7.	Sole voting power 8,347,182*
	8.	Shared voting power 22,992,940**
	9.	Sole dispositive power 8,347,182*
	10.	Shared dispositive power 22,992,940**
11.	Aggregate amount beneficially owned by each reporting person 31,340,122* **
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 37.4%
14.	Type of reporting person IN

*	Bharat Desai disclaims beneficial ownership of 8,050 shares held by various educational trusts for which Bharat Desai is the sole trustee.
**	The common stock with respect to which Bharat Desai shares voting and dispositive power includes (i) 9,318,692 shares held by the NS Trust dated February 28, 1997 I (“Trust I”), (ii) 9,318,692 shares held by the NS Trust dated February 28, 1997 II (“Trust II”), (iii) 150,000 shares held by the NS Trust dated May 17, 1997 V (“Trust V”), (iv) 150,000 shares held by the NS Trust dated May 17, 1997 VI (“Trust VI”), and (v) 4,055,556 shares held by a charitable foundation. Bharat Desai is a co-trustee of each of the trusts and a director of the charitable foundation. Bharat Desai disclaims beneficial ownership of the 22,992,940 shares held by Trust I, Trust II, Trust V, Trust VI, and the charitable foundation.

This Amendment No. 9 amends the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on January 7, 2005, as amended by Amendment No. 1 filed on February 14, 2005, Amendment No. 2 filed on January 9, 2006, Amendment No. 3 filed on February 15, 2006, Amendment No. 4 filed on April 20, 2007, Amendment No. 5 filed on December 17, 2010, Amendment No. 6 filed on August 15, 2011, Amendment No. 7 filed on March 1, 2013, and Amendment No. 8 filed on June 10, 2013 on behalf of Bharat Desai (the “Schedule 13D”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D, as amended.

All share amounts given in this Amendment No. 9 reflect a two for one stock split of the Common Stock declared by the Issuer in September 2014 and effective November 3, 2014.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and restated as follows:

As of the date of this Amendment No. 9, the Reporting Person does not have any specific plans or proposals that would result in any of the matters described in clauses (a) through (j) of Item 4 of Schedule 13D. In connection with estate, tax and financial planning purposes, the Reporting Person may have discussions from time to time with third parties regarding a potential sale of all or a portion of the Common Stock reported in this Schedule 13D. Those discussions, whether initiated by third parties or the Reporting Person, may lead to a plan or proposal which relates to or would result in the matters described in clauses (a) and (b) of Item 4 of Schedule 13D, which, in turn, may lead to any or all of the other matters described in clauses (c) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

(a) As of the date of this Amendment No. 9, Bharat Desai is deemed to beneficially own an aggregate of 31,340,122 shares of Common Stock, which represents approximately 37.4% of the outstanding shares of Common Stock, based on the number of shares of Common Stock outstanding on June 30, 2015, as reported in Syntel’s Form 10-Q Quarterly Report filed with the Securities and Exchange Commission on August 4, 2015 (file No. 0-22903). Bharat Desai disclaims beneficial ownership of an aggregate of 22,992,940 shares held by Trust I, Trust II, Trust V, Trust VI, and a charitable foundation for which Bharat Desai acts as either a co-trustee or a director (the “Foundation”), as well as 8,050 shares held by various educational trusts for which Bharat Desai is the sole trustee.

(b) Bharat Desai has sole power to vote, direct the vote, dispose, or to direct the disposition over 8,347,182 shares of Common Stock, and shared power to vote, direct the vote, dispose or to direct the disposition over 22,992,940 shares of Common Stock.

With regard to Trust I, Trust II, Trust V, and Trust VI, Bharat Desai shares such power to vote, direct the vote, dispose, or to direct the disposition of the Common Stock with Rakesh Vij, as co-trustees. Rakesh Vij owns a household products trading company, RK International Inc., 5607 Hartsdale Dr., Houston, Texas 77036, which is also Rakesh Vij’s business address. During the past five years, Rakesh Vij has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or (iii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction finding any violation with respect to federal or state securities laws. Rakesh Vij is a citizen of the United States of America.

With regard to the Foundation, Bharat Desai shares such power to vote, direct the vote, dispose, or to direct the disposition of the Common Stock with Neerja Sethi, Saahill Desai, and Pia Desai, as directors of the Foundation. Neerja Sethi is a director and Vice President of Syntel, Inc., 525 E. Big Beaver Rd., Suite 300, Troy, Michigan 48073 and has a business address of 1001 Brickell Bay Drive, Suite 3102, Miami, Florida 33131. Saahill Desai is employed by DS Maris Advisors LLC, an investment consulting firm, 1001 Brickell Bay Drive, Suite 3102/8, Miami, Florida 33131, which is also Saahill Desai’s business address. Pia Desai is employed by DS Advisors LLC, an investment consulting firm, 1001 Brickell Bay Drive, Suite 3102/8, Miami, Florida 33131, which is also Pia Desai’s business address. During the past five years, neither Neerja Sethi, Saahill Desai, nor Pia Desai have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or (iii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction finding any violation with respect to federal or state securities laws. Neerja Sethi, Saahill Desai, and Pia Desai are each citizens of the United States of America.

(c) Bharat Desai established two educational trusts and donated 300 shares of Common Stock to each of the trusts, for a total of 600 shares of Common Stock, on October 15, 2014. Since the filing of Amendment No. 8 to this Schedule 13D, the Foundation has reduced its holdings in the Common Stock by 406,434 shares, including a charitable donation of 100,000 shares on September 17, 2015.

(d) Not applicable.

(e) Not applicable.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true complete and correct.

Dated: September 17, 2015

/s/ Bharat Desai
Bharat Desai